

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 3, 2024

David Finn
Executive Vice President and Interim Chief Financial Officer
Patriot National Bancorp Inc
900 Bedford Street
Stamford, CT 06901

      Re: Patriot National Bancorp Inc
             Form 10-K for the Fiscal Year Ended December 31, 2023
             File No. 000-29599

Dear David Finn:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Finance